Financial Highlights

After a period of rapid growth and acquisitions, CBRL's revenue and unit growth rates have moderated and management has been focused on the Company's two core concepts.



Notes to chart:

(a) Compound Average Growth Rate ("CAGR") is used to show average annual growth rates over extended periods of time to demonstrate long-term results.
(b) Fiscal year included 53 weeks; all other fiscal years included 52 weeks.
(c) From 1998 to 2001, the Company operated Carmine Giardini's, a small chain of gourmet grocery stores and restaurants in Florida.
(d) Logan's was acquired in February, 1999.

Annual Unit Growth



1994-1999 CAGR = 20.0%
1999-2004 CAGR = 6.2%

Y-axis: # of Company-Operated Units Open at FYE

X-axis: Fiscal Year (1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004)

Legend: ▨ Cracker Barrel ■ Logan's ▢ Carmine's

Annual Unit Growth

# of Units	1994[1]	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Cracker Barrel											
Beginning	152	182	218	257	307	357	396	426	437	457	480
Open	30	36	43	50	50	40	30	15	20	23	24
Close	0	0	4	0	0	1 (1)	0	4	0	0	0
Ending	182	218	257	307	357	396	426	437	457	480	504
Annual Unit Growth %	19.7%	19.8%	19.7%	19.2%	16.3%	11.2%	7.6%	3.5%	4.5%	5.0%	5.0%
Logan's Roadhouse											
Beginning	-	-	-	-	-	42	54	65	75	84	96
Open	-	-	-	-	-	12	12	13 (2)	9	12	11
Close	-	-	-	-	-	0	1 (2)	3	0	0	0
Ending	-	-	-	-	-	54	65	75	84	96	107
Annual Unit Growth %							22.2%	19.7%	11.5%	14.3%	11.5%
Franchised	-	-	-	-	-	4	7	8	12	16	20
Carmine's											
Beginning	-	-	-	-	-	2	2	3	-	-	-
Open	-	-	-	-	-	0	1	0	-	-	-
Close	-	-	-	-	-	0	0	3	-	-	-
Ending	-	-	-	-	2	2	3	0	-	-	-
Consolidated											
Beginning	152	182	218	257	307	401	452	494	512	541	576
Open	30	36	43	50	50	52	43	28	29	35	35
Close	0	0	4	0	0	1	1	10	0	0	0
Ending (Co. Owned)	182	218	257	307	359	452	494	512	541	576	611
Annual Unit Growth %				19.2%	16.3%	14.6%	9.5%	5.7%	5.6%	6.5%	6.1%
Franchise	-	-	-	-	-	4	7	8	12	16	20
Ending	182	218	257	307	359	456	501	520	553	592	631

(1) CBOCS unit destroyed in tornado.
(2) Logan's unit destroyed in fire. Rebuilt and reopened in FY01

The Company has demonstrated renewed growth in net income and EPS following management changes in 2000.





Notes and Reconciliations to Charts:
(a) Excludes after-tax charge of $8.8 million ($0.15 per share) related to store closures. Including the effects of the charge, net income would have been $63.5 million and EPS would have been $1.04. Includes 53rd week.
(b) Excludes after-tax charges of $5.4 million ($0.09 per share) related to management changes and refocused operating priorities. Including the effects of charges, net income would have been $59.0 million and EPS would have been $1.02.
(c) Excludes after-tax charges of $24.5 million ($0.43 per share) related to store closures, disposition of Carmine Giardini's and accrual for a proposed settlement of litigation. Including the effects of charges, net income would have been $49.2 million and EPS would have been $0.87. Includes 53rd week.
(d) Excludes after-tax charge of $3.3 million ($0.06 per share) related to settlement of litigation. Including the effects of the charge, net income would have been $13.3 million and EPS would have been $2.25.
(e) Diluted EPS history does not reflect restatement related to adoption of EITF 04-8 – Effect of Contingently Convertible Instruments on Diluted EPS.

Selected Cash Flow Components



Share Repurchase History





Annual Returns on Invested Capital, Equity and Assets

Notes and Reconciliations:
(a) Excludes after-tax charges of $5.4 million related to management changes and refocused operating priorities. Including the effects of charges, ROIC, ROE and ROA would have been 6.7%, 7.3% and 5.7%, respectively.
(b) Excludes after-tax charges of $24.5 million related to store closures, disposition of Carmine Giardini's and accrual for proposed settlement of litigation. Including the effects of charges, ROIC, ROE and ROA would have been 5.4%, 5.9% and 4.5%, respectively. Includes 53rd week.
(c) Excludes after-tax charge of $3.3 million related to settlement of litigation. Including the effects of charge, ROIC, ROE and ROA would have been 8.6%, 13.5% and 8.6%, respectively.
(d) Return on Invested Capital = After-Tax Operating Income / Average beginning and ending Long-Term Debt + Shareholders' Equity
(e) Return on Equity = Net Income / Average beginning and ending Shareholders' Equity
(f) Return on Assets = After-Tax Operating Income / Average beginning and ending Total Assets

See Appendix for reconciliation of non-GAAP financial disclosures

Holding Company Role and Objectives
The holding company's role is to maximize CBRL shareholder value through:

❖ Maximizing the long-term performance of the operating businesses
  ➢ Guide development of business unit strategies, objectives and management processes
  ➢ Provide management oversight and governance for autonomous business unit operations
  ➢ Lead organizational development processes

❖ Optimal allocation of capital
  ➢ Develop and execute prudent capital structure strategies
  ➢ Develop and execute strategies for investment of shareholder capital generated by the business through allocation of capital among business units and development of specific expectations for returns on new investment
  ➢ Develop and execute strategies for returning capital generated by the business to shareholders through share repurchases and dividends.

Sales Highlights

CRACKER BARREL OLD COUNTRY STORE

Comparable Restaurant Sales


FY 00
+0.6%
FY 01
+4.6%
FY 02
+5.3%
FY 03
+0.5%
FY 04
+2.0%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
% Change vs. Prior Year

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Restaurant Sales	-3.0%	-0.7%	2.2%	3.8%	5.3%	4.7%	4.0%	4.0%	4.8%	7.8%	4.7%	3.9%	1.5%	2.0%	-1.7%	0.1%	1.3%	2.4%	4.9%	-0.6%
Restaurant Traffic	0.4%	0.8%	1.2%	1.3%	2.1%	1.5%	1.2%	0.8%	1.6%	5.1%	1.7%	1.5%	0.0%	-0.8%	-3.5%	-1.4%	-0.2%	1.0%	2.8%	-2.5%

Note: Comparable stores are those open for a full 18 months prior to the beginning of each quarter. Results shown for comparable weeks.

CRACKER BARREL OLD COUNTRY STORE

Comparable Retail Sales


FY 00
-2.3%
FY 01
+1.1%
FY 02
+2.3%
FY 03
-0.4%
FY 04
+5.3%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
% Change vs. Prior Year

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Sales	-1.7%	-2.0%	-1.9%	-3.9%	2.5%	3.2%	-0.8%	-1.3%	1.2%	4.3%	1.1%	1.9%	-1.0%	0.2%	-2.3%	1.3%	10.3%	7.0%	6.2%	-3.1%

Note: Comparable Stores are those open for a full 18 months prior to the beginning of each quarter. Results shown for comparable weeks.



Cracker Barrel Recognized As Consumer Favorite

Cracker Barrel has been consistently recognized as a consumer favorite, receiving awards for customer satisfaction and quality including:

* ❖ "Best in Family Dining" by *Restaurants and Institutions Magazine* – 14 consecutive years; topped survey in overall score and five of eight family dining categories: menu variety, value, service, atmosphere and good reputation; second in cleanliness and food quality and third in convenience
* ❖ "Highest Overall Satisfaction Among Family Restaurants" (2004) – J.D. Power & Associates initial survey of customer satisfaction in the restaurant industry
* ❖ "Chain of the Year" (2003) by *Restaurant Hospitality Magazine*
* ❖ "Best Restaurant Chain" by *Destinations Magazine* – 10 consecutive years
* ❖ "Best Restaurant for Tour Groups" by American Bus Association – 10 consecutive years
* ❖ "Welcome Mat Award as Best Restaurant in America" by the Good Sam Club – 3 consecutive years

Cracker Barrel has been successful generating comparatively high levels of trial among consumers who are aware of the brand, even though Cracker Barrel spends significantly less on advertising than many of its casual and family dining peers. In addition, Cracker Barrel has a very high ratio of converting triers into current users. These facts demonstrate the strong appeal of the Cracker Barrel brand.

Another testament to the popularity of the concept is the fact that in 35 years of operation and with over 500 openings, only eight locations have been closed because of poor sales prospects without being relocated within the same general market area. Another location was not rebuilt after being destroyed by a tornado.

CRACKER BARREL OLD COUNTRY STORE

Rated Consumer's Highest Choice Among Family Dining



Source: Restaurants and Institutions "Choice in Chains" Survey, September 2004

Cracker Barrel: High Consumer Conversion



Awareness to Trial

- High conversion of aware consumers to brand triers

- High trial achieved despite lower advertising spending

- High potential from building awareness

Source: FY 2004 Cracker Barrel Awareness & Usage Study



Cracker Barrel: High Consumer Conversion

- High conversion of triers into current users

- High potential from generating trial

Applebee's   Cracker Barrel   Bob Evans   Olive Garden   Red Lobster   Outback

Trial to Current Usage

Source: FY 2004 Cracker Barrel Awareness & Usage Study

Development Plans

Cracker Barrel's locations are concentrated in the Southeast and Midwest, which are considered its core markets. The Company's current new store development is focused in these markets and reflects a **strategy to increase its dominant presence along the interstates**. Current plans are to expand the number of Cracker Barrel stores by approximately **5% annually.** We presently believe there is the potential to expand in the future to **more than 1,000** Cracker Barrel locations without development of the West Coast, which the Company has yet to evaluate. The Company has implemented a limited land banking strategy to help secure high demand, premium sites in support of its moderate growth plans.

Cracker Barrel's management uses a **rigorous process to approve potential new store sites** for construction. Detailed information about a proposed site and the market surrounding it is gathered and evaluated. A **proprietary site selection model** has been developed for Cracker Barrel based on the performance of existing Cracker Barrel stores, and inputs for the model are updated annually. The Company develops and uses an internal-rate-of-return hurdle to evaluate discounted cash flow expectations for each site. The Company has a **real estate committee**, consisting of executives from the primary functional areas and the holding company that meets, discusses and approves each new site before it is acquired. Several key members of the committee also visit new sites as part of the process for projecting sales before approval.

18

CRACKER BARREL OLD COUNTRY STORE



**509 stores in 41 states
as of October 29, 2004**

Orange shading indicates units under development.

CRACKER BARREL OLD COUNTRY STORE
Real Estate Development
Annual Unit Growth



* Projected

Cracker Barrel Guest Profile

Guest occasions at Cracker Barrel tend to skew towards guests that visit at least once per month, and more than 40% of visits are travel-related, especially among lighter frequency users. Compared with all full-service guests in the restaurant industry, Cracker Barrel's guests tend to have higher education and income levels.



Cracker Barrel Guest Usage

•Concentration of overall guest visits among frequent users

•Large base of light users with high degree of travel usage

•Importance of frequency building

•Opportunity for regular usage by users who think of us in travel occasions

Light Frequency Users - 3 visits or less/year
Medium Frequency Users - 4-11 visits per year
Heavy Frequency Users - 1+ visits/month

Travelers > 40% of Occasions

Cracker Barrel Guest Profile

	All Full Service Guests	Cracker Barrel Guests
Average Age (Years)	47	48
% Ages 35-49	27%	26%
% Ages 50-64	25%	27%
Average Household Income ($000's)	$46	$48
% With At Least College Degree	39%	41%
% With Children	35%	31%

Source: FY 2004 Cracker Barrel Awareness & Usage Study

<u>Description of Logan's Roadhouse</u>

Founded in 1991, Logan's Roadhouse® ("Logan's") was acquired by CBRL in 1999. Positioned in the roadhouse segment of the expanding casual dining industry, Logan's provides an **emerging growth opportunity** for CBRL with upside potential and **sustained near-term 20% annual unit growth** planned.

The Logan's concept is designed to **appeal to a broad range of customers** by offering **generous portions of moderately-priced, high quality food** in a **very casual dining environment** that is lively and entertaining. Logan's menu features steaks, ribs, chicken, and seafood dishes in a distinctive atmosphere. Logan's restaurants are generally constructed of rough-hewn cedar siding with bands of corrugated metal outlined in red neon. Interiors are decorated with murals and other artifacts depicting scenes or billboard advertisements **reminiscent of American roadhouses of the 1930s and 1940s**. The menu emphasizes **extra-aged, hand-cut on-premises USDA choice steaks** and signature dishes such as baked sweet potatoes and made-from-scratch yeast rolls. The relaxed and fun atmosphere is enhanced by display cooking of grilled items, an old-fashioned meat counter and **buckets of complimentary roasted in-shell peanuts** on every table, which guests are encouraged to enjoy and let the shells fall on the floor. Logan's also serves **alcoholic beverages**, which represented less than 9% of sales in FY 2004.

A **new leadership team** was formed at Logan's during FY 2004, combining experienced leaders from outside the company with key leaders from the existing Logan's management team. The focus of the leadership team has been to **enhance operational execution, sharpen the brand positioning, enhance the menu** with new, "kickin" product offerings and **develop a new restaurant prototype**. Logan's has also been preparing for an increased rate of new unit growth, with plans to **achieve a 20% annual growth rate by the end of FY 2005**.

Logan's has a **small base of franchised units, consisting of** 20 locations in four states. Growth is anticipated to continue from the existing franchisees, and there is the potential for franchisees in new markets in the future.





LOGAN'S ROADHOUSE

Company Owned/Franchised Locations

114/20 stores in 18 states as
of October 29, 2004

Orange shading indicates units under development.



LOGAN'S ROADHOUSE

Annual Unit Growth

Total Units ◆ Annual % Growth

* Projected

Company-owned and franchised locations

Unit Economics

The current Logan's restaurant prototype is approximately 8,000 square feet with 286 seats, including 24 seats at the bar. Based on recent and projected new store development, the average cost for approximately 1.5 acres of land for an average purchased site for a new Logan's is expected to be approximately $1,050,000 (and generally expected to range between less than $900,000 to $1.2 million). Development costs of a new restaurant are expected to be approximately $2,050,000, including furniture, fixtures and equipment of approximately $550,000. Individual site costs, however, can vary materially from these estimates depending on local real estate, site and construction conditions (and generally are expected to range between $1.9 million and $2.1 million excluding land). In addition, pre-opening expenses of approximately $145,000 are budgeted. The Company typically projects annual sales for a new Logan's restaurant of approximately $3,000,000 to $3,100,000 and mature store operating cash flow margin of approximately 22% of sales (see the Appendix for reconciliation to a comparable GAAP measure). There are many uncertainties in projecting new store investment and operating performance, and there can be no assurance that actual results, either individually or in the aggregate, will achieve projected results. A new Logan's prototype is under development with an initial opening expected late in fiscal 2005 or early in fiscal 2006. Regular openings of the new prototype are expected to begin during fiscal 2006, and sales and cost estimates could vary in future months as the Company constructs and evaluates units using the new prototype and its possible derivations. The Company plans a higher percentage of leased land than purchased land for the near future.

Logan's Guest Profile

Logan's guest profile reflects a **concentration of frequent users** who visit Logan's twice a month or more. Annual household incomes for Logan's guests are primarily between $30,000 and $75,000, and there is a significant segment of the customer base that describes itself as blue collar, particularly among frequent users. With a comparably low average dinner check, Logan's is **positioned as an affordable, steakhouse for every day of the week** with **high quality, high appeal offerings**.

